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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             Dated:  October 2, 2006

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [X]                 No [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.
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                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:   October 2, 2006                    By: /s/ Peter Rozee
                                               ---------------------------
                                               Peter Rozee
                                               Sr. V.P. Commercial Affairs

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                                                         EXTERNAL NEWS RELEASE
                                                                      06-46-TC


FOR IMMEDIATE RELEASE:     October 1, 2006


                 TENTATIVE AGREEMENT AT HIGHLAND VALLEY COPPER


Vancouver, BC -- Teck Cominco Limited announced today that Highland Valley Copper and Local 7619 of the United Steelworkers of America have reached a tentative collective agreement with the assistance of mediator Vince Ready.

Union ratification votes will be scheduled to take place over the next 7 to 10 days.

The tentative agreement is for a 5 year term, expiring September 30, 2011. No other terms of the agreement will be disclosed until ratification is complete.

Highland Valley operations had been shut down on an orderly basis prior to completion of negotiations. Full production is expected to be restored in approximately 3 days.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and on the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold, indium and other specialty metals. Further information can be found at www.teckcominco.com.


                                     - 30 -


For further information, please contact:

Greg Waller
Director, Financial Analysis and Investor Relations
Teck Cominco Limited
(604) 687-1117

Trevor Phelps
Superintendent, Safety and Public Affairs
Highland Valley Copper
(250) 523 2443






                              TECK COMINCO LIMITED
                  200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
    TEL: (604) 687-1117         FAX: (604) 687-6100       www.teckcominco.com